Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Trina C. Winkelmann

202.739.5254

twinkelmann@morganlewis.com

July 21, 2009

VIA EDGAR TRANSMISSION

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment (“PEA”) No. 22
(File Nos. 333-132380 and 811-21864)

Dear Mr. Sandoe:

This letter responds to the oral comments we received from you on July 14, 2009 regarding the Trust’s PEA, which was filed with the Securities and Exchange Commission (“SEC”) on May 27, 2009. The Trust consists of separate investment portfolios (the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to those comments. Applicable changes to the Prospectuses and Statement of Additional Information in response to these comments will be made in the next annual update filing which will be made before the end of July 2009. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectuses and/or Statement of Additional Information.

1.	Comment. Please confirm that the total return tables will be updated with 2008 numbers in the next filing.

Response. Yes, the total return tables will be updated with 2008 numbers.

2.	Comment. In footnote (a) of the fee tables, is the .0044% fee for non-advisory services included in the 0.28% management fee? Please clarify.

Response. No, the .0044% fee for non-advisory services is in addition to the 0.28% management fee. For the avoidance of doubt, Registrant will delete the footnote entirely. The fees are detailed under “Management – Investment Adviser” in the back of the Prospectuses. A reference to the .0044% fee will be added to that section.

3.	Comment. In various places, for example, on page 24, it states that a Fund will invest in Underlying ETFs. Please state which ETFs and what percentage in each ETF. Other funds, such as certain Vanguard funds, do this.

Mr. Christian Sandoe

July 21, 2009

Response. Language will be added stating the names of the applicable ETFs. However, stating a percentage invested in each ETF is difficult, as this is a moving target. The Funds invest to track an index. To the extent Index constituents change, the percentage invested in each underlying ETF will change.

4.	Comment. For those Funds investing in Underlying ETFs please list the risks of being non-diversified.

Response. Under Section 5(b)(1) of the Investment Company Act of 1940, as amended, a “diversified company” is defined to include an investment company of which at least 75% of the value of its total assets is represented by, among others, “securities of other investment companies.” Therefore, the Funds investing in Underlying ETFs would be considered diversified and stating the risks of being non-diversified is not applicable.

5.	Comment. For those Funds investing in a specific geographic location, for example, on page 25, it states “[t]he Fund generally invests a relatively large percentage of its assets in companies organized in the United Kingdom,” what is a “relatively large percentage?” What are the specific risks of investing in the United Kingdom?

Response. Registrant notes that the percentage of a Fund’s assets invested in any country or security is in general alignment with the Fund’s Underlying Index and may change from time to time as Index constituents change. To better reflect this, Registrant will change “generally” to “currently.” For Registration Statement disclosure purposes, Registrant interprets “relatively large” to mean an amount greater than 15% of a Fund’s net assets. Registrant believes this information is a matter of general interest to investors and therefore discloses this information in a Fund prospectus. The percentage breakdown of each international Fund’s investments by country is posted on www.wisdomtree.com on a daily basis. The risks of investing in the United Kingdom are generally the same as the risk of investing in other developed market countries.

The general risk of investing in non-U.S. securities is disclosed in the section of the prospectus entitled “Principal Risk Factors Common to the International Dividend Funds – Foreign Securities Risk.” Registrant therefore does not believe additional disclosure about the risks of investing in the United Kingdom or other specified countries is warranted and respectfully declines to make further changes. Additional information about investments in the United Kingdom and other specified countries is included in the Fund’s Statement of Additional Information.

6.	Comment. For example, on page 43, for Funds that have changed their names and geographic focus, how will the name change affect portfolio holdings? For example, if “Japan” is removed from a fund name, the fund no longer will need to invest 80% in Japan. Discuss the tax consequences and other costs, such as brokerage, of making these changes.

Response. The renamed Funds are described in the applicable Prospectuses, which include descriptions of their new investment objectives and investment strategies. The index descriptions describe the types of securities in which the renamed Funds will invest.

Mr. Christian Sandoe

July 21, 2009

Registrant does not expect the change in each Fund’s investment objective to result in material negative tax consequences for Fund shareholders or materially higher portfolio transaction costs. Because of recent market conditions, some of the Funds realized losses on the sale of some securities. In addition, Registrant expects to minimize capital gains as a result of the transition through management of the creation and redemption process and “tax loss harvesting” in connection with portfolio trading throughout the year. Registrant does not anticipate that portfolio turnover and transaction costs will have a negative impact on performance.

7.	Comment. Have the applicable Funds given the Rule 35d-1 name change notices?

Response. Yes.

8.	Comment. On page 59, how is the renamed Fund different from the old Fund?

Response. The renamed WisdomTree International Dividend ex-Financials Fund tracks a new Index, the WisdomTree Dividend ex-Financials Index. The new Index reflects the performance of high dividend-yielding international stocks outside the financial sector. The WisdomTree International Dividend Top 100 Fund tracked the WisdomTree International Dividend Top 100 Index. This Index reflects the performance of 100 high dividend-yielding companies from Europe, Far East Asia and Australasia.

9.	Comment. Page 68 notes that the Index measures the performance of emerging market stocks with “relatively high dividend yields.” Relative to what?

Response. “Relatively high dividend yields” means that the yields of the securities in the Index have historically been higher than the yields of other emerging market securities. The Index is designed so that only those emerging market securities that have historically paid dividends are eligible to be included in the Index. The Index Methodology ranks eligible securities by dividend yield and includes in the Index only the top 30% of eligible securities ranked by dividend yield. In this manner, the Index may be said to include only emerging market securities with “relatively high dividend yields.”

10.	Comment. Where risk disclosure bullet points in certain Prospectuses state that a Fund invests a “relatively large percentage” in a certain type of stock, for example on page 69, this is a strategy and not a risk. Please move this language up to the strategy section. It is noted that this may just be a consequence of the Index and not an actual strategy.

Response. We respectfully decline to make changes in response to this comment. Each Fund’s investment strategy of tracking an Index is adequately disclosed, as is the description of what is included in each Index. As a result of the constituent weightings of each Index, each Fund has a higher percentage of its assets invested in certain types of industries and regions. The Registrant is simply trying to disclose these potential risks. The language about investing in certain types of securities, industries or regions is included to help explain why a Fund is disclosing a particular risk, as opposed to other possible risks that are not disclosed.

11.	Comment. On page 71, it states that the Fund invests in an index made up “primarily” of small cap stocks. This is not adequate for the 80% names test. Please confirm and add language to the effect the Fund will invest more than 80% in small cap stocks.

Mr. Christian Sandoe

July 21, 2009

Response. This Fund invests over 80% in small cap stocks. Registrant has not added any additional disclosure on this point because page 2 of the Prospectus currently states that “[e]ach Fund will normally invest at least 80% of its net assets….in the types of securities suggested by its name.”

12.	Comment. In the third paragraph on page 77, the reference to the March 31, 2008 annual report should be changed to the March 31, 2009 annual report.

Response. This change will be made.

13.	Comment. On page 14 of the next section of Prospectuses, it states that approximately 65% of the index consists of mid cap companies with market caps between $2 and $10 billion. What is the next 15% made up of to comply with the 80% names test? Is it companies on the fringe of the $2 to $10 billion range?

Response. Registrant will remove disclosure concerning the specific dollar amounts describing market capitalizations as these parameters are currently fluid. Registrant has historically used one accepted standard of small, mid and large cap where less than $2 billion is small cap, $2 to $10 billion is mid and greater than $10 billion is large. There are, however, other standards in use. In addition, recent market events since the last quarter of 2008 have caused index providers and other market participants to question applicable standards. For example, using standards in place last year, many companies that once would have been considered large cap companies would now be considered mid cap simply because of the across-the-board decline in equity prices. This has led some index providers to adjust their standards for determining what is small, mid or large capitalization. Registrant will continually evaluate these parameters and ensure that small cap, mid cap and large cap Funds remain within industry standard ranges for each capitalization category. A news report discussing how S&P has addressed similar issues can be accessed at the following web address: http://www.marketwatch.com/story/as-values-tank-sp-redefines.

14.	Comment. On page 20, the same comment is made as the former but for this large cap Fund. Please also add “Value” to “WidsomTree LargeCap Index” in the last sentence under “Index Description.”

Response. Please see the prior response. “Value” will be added.

15.	Comment. On page 22, how does the India Earnings Fund pay for the CCO?

Response. The India Earnings Fund pays for the CCO out of Fund assets.

16.	Comment. On page 62 of the Statement of Additional Information, in the last two sentences of the last paragraph, please confirm that any orders placed outside of the ninety minute window will be rejected. Please state “Such Purchase Orders if accepted, will receive the net asset value next calculated after the order is received” instead of “Such Purchase Orders if accepted, will receive the next Business Day’s net asset value.”

Mr. Christian Sandoe

July 21, 2009

Response. Registrant intends to reject orders placed outside the designated window and to require Authorized Participants to resubmit such orders. The next Business Day’s net asset value is, in fact, the next calculated net asset value. Registrant believes the current disclosure is accurate as written and is more precise since it tells Authorized Participants the particular net asset value they will receive. Registrant therefore respectfully declines to make the requested change.

17.	Comment. On page 67 section (iii) of the Statement of Additional information, please confirm that the Participant Agreement does not contain any other procedure that would require an early cut off.

Response. The Authorized Participant Agreement does not contain any procedure requiring any early creation or redemption order cut off time.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or John McGuire at 202.739.5654.

Sincerely,

/s/ Trina C. Winkelmann

c:	W. John McGuire, Esq.

Richard Morris, Esq.

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